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                                                               EXHIBIT 99(a)(12)


                                 Exhibit (a)(12)

                              Shaw Industries, Inc.

         DALTON, GEORGIA, March 10, 1998, Shaw Industries, Inc., (NYSE--SHX) today announced the preliminary results in its "Dutch Auction" tender offer which expired March 9, 1998, at 12:00 Midnight New York City time.

         The Company said it expects to purchase approximately 10,622,000 shares at a purchase price of $12.50 per share. Shares tendered at prices greater than $12.50 per share or those not within the prorated amount will not be purchased.

         The shares expected to be purchased represent approximately 8.1 percent of the Company's shares outstanding immediately prior to the offer. After purchasing the shares, the Company will have approximately 120,496,000 shares outstanding.

         In the tender offer, which commenced on February 9, 1998, the Company had offered to purchase up to 8,000,000 shares at a purchase price not greater than $14.00 nor less than $11.00 per share. The preliminary count of Wachovia Bank, N.A., depositary for the offer, indicated that approximately 10.97 million shares were tendered at or below $12.50 per share and not withdrawn. A total of approximately 3.77 million shares were tendered pursuant to guaranteed delivery procedures. The Company has decided to exercise its option to purchase an additional two percent of its outstanding shares as a part of the Dutch Auction tender offer. As a consequence, as permitted by the terms of the offer, the Company increased the number of Shares to be purchased by 2,622,000 shares. As a result of the over subscription of the offer, there will be proration among shareholders who tendered at or below the purchase price, except that the Company intends to purchase all odd-lot shares tendered. The Company anticipates a proration factor of 96.9%.

         After completing the tender offer, the Company will have approximately
1.29 million shares remaining authorized for repurchase under its existing stock repurchase program.

         The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to guaranteed delivery procedures.

         Safe Harbor Statement: Except for historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of ss.27A of the Securities Act of 1933, as amended, and are subject to the safe harbor provisions of that Act. The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement. These risks and uncertainties, and assumptions concerning the company's future operations and performance, could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate.
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         Shaw Industries, Inc. with its corporate offices in Dalton, Georgia, manufactures and sells carpeting and rugs throughout the United States, the United Kingdom, Australia and Mexico, and exports to Canada and many other countries. Through its retail stores and commercial dealers, the Company also sells other flooring products and provides installation and other services.